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                                                                    Exhibit 16.1


April 1, 2002


Securities and Exchange Commission
Washington, D.C. 20549


Re:    Biovest International, Inc.
       File No. 0-11480


Dear Sir or Madam:


We were previously independent auditors for Biovest International, Inc. (the "Company") and, under the date of December 3, 2001, except for Note 13, as to which the date is December 19, 2001, we reported on the financial statements of the Company as of and for the years ended September 30, 2001 and 2000. On March 28, 2002, our appointment as independent auditors was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated March 28, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statements contained in Items 4(a)(iii) and 4(b).


Very truly yours,


\s\ Grant Thornton LLP
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GRANT THORNTON LLP